Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134411

PATH 1 NETWORK TECHNOLOGIES INC.

662,251 Shares of Common Stock

Issuable upon Exercise of Warrants

This prospectus may be used only in connection with the resale, from time to time, of 662,251 shares of our common stock, $0.001 par value, that may be acquired by the selling security holder upon exercise of warrants for the purchase of shares of common stock.

Information on the selling security holder, and the times and manner in which it may offer and sell shares of our common stock under this prospectus, is provided under “Selling Security Holder” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale of these shares by the selling security holder under this prospectus. We will receive proceeds upon the cash exercise of the warrants, to the extent the warrants are exercised for cash. The warrants to purchase common stock have an exercise price of $1.51 per share.

Our address is 6215 Ferris Square, Suite 140, San Diego, California 92121, and our telephone number is (858) 450-4220. In this prospectus, “Path 1 Network Technologies,” the “Company,” the “Registrant,” “we,” “us” and “our” refer to Path 1 Network Technologies Inc.

Our common stock trades on the American Stock Exchange under the symbol “PNO.” On May 30, 2006, the closing price for our common stock, as reported on the American Stock Exchange, was $1.05 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” beginning on page 3 of this prospectus for the risks that you should consider. You should read this entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 31, 2006

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ABOUT PATH 1 NETWORK TECHNOLOGIES INC.

Our company was founded in January 1998 primarily to develop products that enable the transportation and distribution of real-time, broadcast (or better) quality video over Internet Protocol (IP) networks, such as the networks that comprise the Internet. Our products are being used by broadcasters, carriers and telecommunications operators to transport video over Internet Protocol networks (which we refer to as “long haul transmissions”), and by cable companies to supply video-on-demand services. Our first products were commercially introduced in early 2002. Our sales to long haul customers are typically conducted directly by us. Most of our product sales into the cable television industry have been through a small network of resellers. To date, sales of our products have been limited and the growth of our business depends on our ability to increase the volume of sales. We need to raise additional capital in the near future to fund our operations.

Our long-haul customers use our products to transmit high-quality, real-time video to one or a number of locations over existing IP networks. This ability to send video over IP networks significantly reduces the current need of long-haul providers to procure dedicated high bandwidth connections to service the specified locations. Our products not only provide a cost advantage to our customers, but also give them increased flexibility to decide where and when the video is transmitted.

Our products use proprietary technologies that allow our customers to use existing infrastructures and networks to accomplish two primary results: the delivery of high-quality video over long distances at reduced cost and the efficient provision of significant video-on-demand and related interactive services to end users. We also believe that our products are attractive because they are easily upgradeable through software enhancements to support a higher level of activity without the costly and time consuming replacement of equipment in the field.

Our cable customers use our products to greatly increase the amount of video content that can be delivered to their customers on demand. Our products make this possible by using IP networks that rely on technology that significantly increases the efficiency of content delivery as compared with most current delivery methods. Our products work within the existing system facilities of cable providers, allowing the capabilities of their networks to be expanded to provide enhanced services such as video-on-demand, interactive television and high definition television, without the need to incur significant capital expenditures associated with network upgrades. These enhanced services represent new revenue opportunities for cable companies and provide them with a competitive advantage over most satellite providers.

Our principal executive offices are located at 6215 Ferris Square, Suite 140, San Diego, California 92121. Our telephone number is (858) 450-4220. Our website is located at www.path1.com. We do not consider information contained on our website to be part of this prospectus.

PROSPECTUS SUMMARY

This prospectus relates to the resale of 662,251 shares of our common stock, $0.001 par value, that may be acquired by the selling security holder upon exercise of warrants for the purchase of shares of common stock. The warrants were issued in connection with a private placement to Laurus Master Fund, Ltd. (referred to in this prospectus as “Laurus”), under a Security Agreement dated April 25, 2006. Pursuant to such Security Agreement, we issued to Laurus, which is the selling security holder identified in this prospectus, (i) a secured non-convertible revolving note in the principal amount of up to $1,000,000, and (ii) the warrants to purchase 662,251 shares of our common stock that are described in this prospectus. All funds paid or to be paid by the selling security holder to us with respect to the issuance and sale of our securities have been irrevocably released to us from all escrow arrangements created in connection with such issuance and sale. Funds were released to us from such escrow arrangements on April 25, 2006.

The selling security holder may sell its shares of common stock in the open market at prevailing market prices or in private transactions at negotiated prices. It may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling security holder or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See the section of this prospectus entitled “Plan of Distribution” for a complete description of the manner in which the shares registered hereby may be distributed. In this prospectus, we refer to our common stock simply as “common stock” and refer to the common stock purchase warrants described above as “the warrants.”

We will not receive any proceeds from the resale of the shares offered by the selling security holder under this prospectus. We will receive proceeds upon the cash exercise of the warrants, to the extent the warrants are exercised for cash. The warrants to purchase common stock have an exercise price of $1.51 per share. The warrants can also be exercised on a net-exercise basis, which would generate no cash for us but which would result in the issuance of fewer shares.

RISK FACTORS

You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The following are not the only risks and uncertainties we face. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, “Note Regarding Forward-Looking Statements.”

We need to raise additional capital in the very near future.

Our cash position at March 31, 2006, was approximately $387,000 and approximately $1.0 million as of May 5, 2006. Despite our two private placements in 2005 (in which we raised aggregate proceeds of approximately $5.4 million), our secured convertible term note financing in December 2005 (in which we borrowed $2,100,000), and our revolving line of credit financing in April 2006 (in which we borrowed $916,000), given our projected cash burn rate, we need to raise additional capital to sustain our operations. We believe that our existing capital resources will enable us to fund operations through the second quarter of 2006. We urgently need to raise long-term financing by early July 2006. Financing may not be available to us on acceptable terms, if at all. Our inability to raise capital when needed would severely harm our business. Our auditors’ report on our 2005 financial statements includes a “going-concern” qualification, which means that our auditors have expressed substantial doubt as to our ability to continue as a going concern. In addition, additional equity financing may dilute our stockholders’ interest, and additional debt financing, if available, may involve restrictive covenants and could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on debt. If adequate funds are not available, we might not be able to continue.

Our auditors’ opinion states that the operating losses and our potential inability to raise additional sources of capital raise substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm, Swenson Advisors, LLP, included a going concern qualification in its audit opinion on our consolidated financial statements for the fiscal year ended December 31, 2005 included in our Annual Report on Form 10-K as a result of our continued operating losses during fiscal 2005 and our potential inability to raise additional sources of capital. The “going concern” opinion may cause concern to one or more of our constituencies of employees, shareholders, debt holders, customers, vendors, or trade creditors. If any customer’s, vendor’s or trade creditor’s concern changes their business relations with us by stopping work, ceasing sales, requiring sales on cash terms or other changes, these changes may materially adversely affect our cash flows and results of operations.

Our window of opportunity may be shrinking.

It is difficult for companies like us, with small mass and limited resources, to compete in the video transport equipment industry against larger businesses. Our disadvantages have been heightened by our recent failures of execution in many aspects of our business including failures to close large product sales and strategic alliances, failure to focus our research and development on timely introduction of a series of attractive new products, and failure to raise enough new capital from investors to ensure our future; in addition, Claude Gibson, a clerk in our finance department, embezzled approximately $245,000 from us, primarily in the first half of 2005. After the completion of an internal investigation relating to the embezzlement, we instituted stronger controls and procedures and we recommitted to compliance with previously existing procedures, but we do not believe that the embezzlement constituted evidence of a material weakness in our internal controls over financial reporting. We have filed suit against this former employee, an employment agency from which we hired this former employee, and our bank, to recover the amount which was embezzled. We settled our lawsuit with the bank and are continuing our case against the former employee and the employment agency.

Although we believe our products remain technologically superior, our margin of superiority over certain large competitors may diminish as we presently do not offer an integrated solution: we have a narrow product offering. Moreover, our industry is now adopting international standards for forward error correction (“FEC”) and other technologies that today are proprietary. While we believe that our implementation of these standards is unique, and while an initial comparison test conducted by a major European broadcaster showed that our Vx8000 operating our implementation of the Pro-MPEG Code of Practice (COP) # 3 FEC performed best, the movement toward industry standards-based products may result in commoditization and may reduce our technological advantages, thereby resulting in lower selling prices and reduced gross margins, and thus negatively impact the results of our operations. For these and other reasons, our industry has been experiencing consolidation.

We have incurred losses since inception and will likely not be profitable at least for the next several quarters.

We have incurred operating losses since our inception in January 1998. As of March 31, 2006, our accumulated deficit was approximately $57.2 million. We have never been profitable. We expect to continue to incur significant operating, sales, marketing, research and development and general and administrative expenses and, as a result, we will need to generate significant revenues to achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future.

Changes in senior management may result in difficulties.

John Zavoli, our former CEO, President, Chief Financial Officer and General Counsel, and David Carnevale, our former Vice President of Corporate Development, separated from the Company in September 2005. Henry Sariowan, our former Vice President of Strategic Technology Planning, separated from the Company in November 2005, and Daniel McCrary, our former Vice President of Marketing, separated from the Company in January 2006. In November 2005, we appointed Thomas Tullie as CEO and President, replacing directors Frederick Cary and Robert Packer who had served as interim co-principal executive officers while we searched for a new CEO. Also, in August 2005 we hired Jeremy Ferrell as Controller to replace David Houillion. Mr. Ferrell was promoted to Interim Chief Financial Officer in November 2005. We hired Richard Segil as Vice President of Marketing in February 2006. Further changes in management may occur from time to time. Changes in senior management of small companies are inherently disruptive, and efforts to implement any new strategic or operating goals or methods may also prove to be disruptive.

An ongoing lawsuit with the holders of a majority of our “Series A” 7% Convertible Preferred Stock could be costly and result in substantial liabilities that would harm our business.

Gryphon Master Fund, L.P. and GSSF Master Fund, LP, which together hold a majority of our “Series A” 7% Convertible Preferred Stock, filed a lawsuit against us in January 2006, in the United States District Court for the Northern District of Texas, alleging that the consent of a majority of the “Series A” Preferred Stock had been required in connection with our December 2005 issuance of a $2,100,000 secured convertible note and related warrants to Laurus, but that such consent had not been obtained. We believe such consent was not required. The plaintiffs’ complaint states that they are seeking to recover from us an unspecified amount of damages, including interest, attorneys’ fees and court costs.

We believe our defenses to the claims in this lawsuit are meritorious, however, due to the inherent uncertainties of litigation, we could incur substantial liabilities if the plaintiffs were to prevail in any respect in connection with their claims. In addition, even if we were to prevail in all respects or reach a settlement on mutually agreeable terms, the costs and expenses of any defense and/or settlement could be significant, and the litigation process could be time consuming and could divert our management and key personnel from our business operations. The occurrence of any of these events could result in substantial liabilities to us and harm our business.

A similar lawsuit had been filed against us in January 2006 by Castle Creek Technology Partners LLC, which holds a majority of our Series B 7% Convertible Preferred Stock, alleging that the consent of a majority of the Series B 7% Convertible Preferred Stock was required in connection with such issuance. Although we believe such consent was not required and that we had meritorious defenses to Castle Creek’s claims, we settled this case on February 10, 2006 in order to avoid the uncertainties, risks, costs, expenses and diversion described above. We agreed to make payments, in stock and in cash, economically equivalent to accrued dividends on Castle Creek’s Series B 7% Convertible Preferred Stock, and we agreed to issue stock upon any Series B conversion by Castle Creek so such conversion would be economically equivalent to a conversion by Castle Creek at a $2.6316 conversion price. We also agreed to an offer of similar terms to all the other holders of Series B 7% Convertible Preferred Stock; we did so, and they all accepted the offer. On February 24, 2006, we paid the economic equivalent of accrued dividends to Castle Creek and all such other holders by issuing a total of 54,605 shares of our common stock to them. A total of $124,012 of accrued dividends was thereby relieved. We expect to issue shares of our common stock from time to time, at market-based rates, as payment of the economic equivalent of future accrued dividends on our Series B 7% Convertible Preferred Stock, thereby relieving $496,521 of future accrued dividends. We can, if we choose, make such payments in cash instead of in stock. Our agreement to issue shares of our common stock upon any Series B conversion so that such conversion would be economically equivalent to a conversion at a $2.6316 conversion price would result, if all of the holders of Series B 7% Convertible Preferred Stock were to convert the shares owned by them as of the date of this prospectus, in the issuance of approximately 157,531 additional shares of our common stock.

We have offered to settle the Gryphon/GSSF lawsuit on the same terms as were provided to Castle Creek. We have also offered optional extension of the proposed settlement’s benefits and burdens to each of the respective minority “Series A” holders. The plaintiffs have not accepted this offer as of the date of this prospectus, and the case is proceeding. If Gryphon/GSSF and, after them, the other respective minority “Series A” holders were to accept our offer of settlement on the same terms as provided to Castle Creek and the minority Series B holders (which, as of the date of this prospectus, they have not so accepted), we would expect to issue shares of our common stock from time to time, at market-based rates, as payment of the economic equivalent of accrued dividends, thereby relieving up to $737,564 of accrued dividends. We could, if we choose, make such payments in cash instead of in stock. Also, if they were to accept our offer, we would expect to issue approximately 172,064 additional shares of our common stock upon the conversion by each of the “Series A” holders of all of the shares of “Series A” 7% Convertible Preferred Stock owned by them as of the date of this prospectus so that such conversion would be economically equivalent to a conversion at a $2.6316 conversion price.

In connection with the Laurus line of credit, we entered into a Consent and Waiver agreement dated April 22, 2006 with Castle Creek. In consideration of the consent and waiver given by Castle Creek, we agreed to provisions which have the economic effect of reducing the conversion price of Castle Creek’s Series B Preferred Stock from $2.6316 per share to $1.51 per share. In the Consent and Waiver agreement, we also agreed to offer each of the respective minority holders of the Series B Preferred Stock the same benefits and the same burdens of the Consent and Waiver agreement, as of such minority holder was “Castle Creek” for such purposes. We did so, and all of the minority holders accepted this offer.

The issuance of any shares of our common stock as the payment of the economic equivalent of accrued dividends to the holders of our Series B 7% Convertible Preferred Stock or “Series A” 7% Convertible Preferred Stock, or the issuance of any additional shares of our common stock upon conversion of shares of our preferred stock so as to reflect the economic equivalent of a conversion at a $2.6316 or $1.51 conversion price would, in each case, dilute your ownership in the Company, and the sale of such shares of common stock in the market could cause the market price of our common stock to decline as a result of the increased supply of shares, which could in turn cause you to lose a portion of your investment. In addition, our commitment to make the settlement payments described above (in either stock or cash) could also significantly affect our ability to raise additional capital, as potential investors may increase the costs of any new financing in light of our obligation to make such settlement payments.

Following our secured convertible term note financing in December 2005, and our secured non-convertible revolving note financing in April 2006, we have a significant amount of debt outstanding and we may not be able to generate sufficient cash flow to meet our debt service obligations.

On April 25, 2006, we entered into a $1 million non-convertible secured revolving line of credit with Laurus. The revolving line of credit bears an annual interest rate equal to prime plus 2.0% per annum, payable monthly in cash. In connection with the financing, we issued to Laurus a seven year warrant to purchase up to 662,251 shares of Path 1 common stock at an exercise price of $1.51 per share, which shares of common stock are being registered pursuant to the registration statement of which this prospectus is a part. Additionally, Laurus agreed to postpone five months of principal payments totaling $303,000 related to the $2.1 million convertible note issued in December 2005. Monthly principal payments will resume in September 2006. This revolving line of credit is secured by all our assets pursuant to a Master Security Agreement dated April 25, 2006. We have the ability to draw down advances under the revolving line of credit subject to limits based on our accounts receivable balances and inventory levels.

In December 2005, we issued to Laurus a secured convertible term note in the principal amount of $2,100,000, at par, which note matures 36 months following issuance, has a variable interest rate of 250 basis points above prime, and requires monthly payments of accrued interest beginning January 1, 2006 and monthly payments of principal beginning March 1, 2006. We are permitted, in certain circumstances, to make scheduled payments of principal and interest with respect to the note in shares of common stock rather than cash. If, however, circumstances do not permit us to make such scheduled payments in shares of common stock (including if the average closing price of our common stock for the five trading days immediately preceding the date on which interest payments are due is less than 115% of the fixed conversion price then in effect with respect to the note), we will be required to make such payments in cash, and we may not be able to generate sufficient cash flows to service and repay this indebtedness and have sufficient funds left over to achieve profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our markets.

If we cannot meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing the secured convertible term note, which would allow the holder of such note to declare all borrowings outstanding thereunder to be immediately due and payable. If any of the indebtedness under the note is thereby accelerated, we may not have sufficient funds available to make the required payments that are due thereunder.

The Laurus secured convertible term note and revolving note are secured by substantially all of our assets, and this obligation ranks senior to any rights of stockholders.

The Laurus secured convertible term note and revolving note are secured by a first-priority lien on substantially all of our assets. In the event of any bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the assets that are pledged as collateral securing the secured convertible term note and revolving note must be first used to pay such notes, as well as any other obligation secured by a priority lien on the collateral, in full, before making any distributions to stockholders, among others. This senior right of the noteholder could cause you to lose all or part of your investment.

Our stock might be delisted from the American Stock Exchange.

On April 14, 2006, we received notice from the American Stock Exchange (“AMEX”) that we are not in compliance with one of the AMEX’s continued listing standards, Section 1003(a)(iv) of the AMEX Company Guide, in that we have sustained losses which are so substantial in relation to our overall operations or our existing financial resources, or our financial condition has become so impaired that it appears questionable, in the opinion of AMEX, as to whether we will be able to continue operations and/or meet our obligations as they mature. In accordance with Section 1009 of the AMEX Company Guide and pursuant to the notice we received from AMEX, we submitted our plan to AMEX on April 26, 2006 advising AMEX of actions we have taken that will bring us into compliance with Section 1003(a)(iv) of the AMEX Company Guide by June 30, 2006. In the event that AMEX does not accept our plan, our stock could be delisted from the exchange and we would be forced to seek to list our stock on the OTC Bulletin Board or, failing that, a lower-tier over-the-counter quotation service. If our stock is delisted from AMEX, it would become subject to the SEC’s “penny stock” rules, which would affect the practices of stockbrokers seeking orders for our stock and which would have a negative effect on our stock price. Among the possible outcomes of our pursuit of additional financing options is becoming a private company whereby we no longer would be required to file Securities Exchange Act reports and various other corporate governance and disclosure requirements applicable to us and our insiders would become inapplicable; the effect of such privatization would be that our shares would become practically illiquid.

We face competition from established and developing companies, many of which have significantly greater resources, and we expect such competition to grow.

The markets for our products, future products and services are competitive. We face direct and indirect competition from a number of established companies, including Tandberg Television, Thomson, Harris, Aastra and Scientific-Atlanta (a Cisco company), as well as development stage companies, and we anticipate that we will face increased competition in the future as existing competitors seek to enhance their product offerings and new competitors emerge. Many of our competitors have greater resources, sell a more complete product line or solution, have higher name recognition, have more established reputations within the industry and maintain stronger marketing, manufacturing, distribution, sales and customer service capabilities than we do.

The technologies that our competitors and we offer are expensive to design, develop, manufacture and distribute. Competitive technologies may be owned and commercialized by established companies that possess substantially greater financial, marketing, technical and other resources than we do and, as a result, such companies may be able to develop their products more rapidly and market their products more extensively than we can.

Competitive technologies that offer a similar or superior capacity to converge and transmit audio, video and telephonic data on a real-time basis over existing networks may currently exist or may be developed in the future. We cannot assure you that any technology currently being developed by us is not being developed by others or that our technology development efforts will result in products that are competitive in terms of price or performance. If our competitors develop products or services that offer significant price or performance advantages as compared to our current and proposed products and services, or if we are unable to improve our technology or develop or acquire more competitive technology, we may find ourselves at a competitive disadvantage and our business could be adversely affected. In addition, competitors with greater financial, marketing, distribution and other resources than we have may be able to leverage such resources to gain wide acceptance of products inferior to ours.

Our product line is relatively narrow, whereas many of our competitors can offer customers a complete solution that includes products that we do not manufacture or technologies which we have not developed. Our limited product line represents a significant competitive disadvantage for us.

We need to develop and introduce new and enhanced products in a timely manner to remain competitive.

Broadband communications markets are characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must on a timely basis design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, in addition to the technological and managerial risks inherent in any product development effort, we may not be able to develop these products on a timely basis if the development effort requires more financial resources than we are able to bring to bear, and we may not be able to introduce successfully any new products if our products:

•	are not cost effective,

•	are not brought to market in a timely manner,

•	are not in accordance with evolving industry standards and architectures, or

•	fail to achieve market acceptance.

Technologies are changing rapidly, and we will be required to spend significant sums on research and development – particularly for new hardware designs and software development – to produce these next generation products. Our existing products may soon become difficult to produce because of end-of-life components, because of emerging governmental restrictions on the manufacture and sale of electronic products containing lead parts and components, and because of increasing demand in the market for new standards-based products.

In order to develop and market successfully certain of our planned products for digital applications, we may be required to enter into technology development or licensing agreements with third parties. We cannot assure you that we will be able to enter into any necessary technology development or licensing agreement on terms acceptable to us, or at all. The failure to enter into technology development or licensing agreements when necessary could limit our ability to develop and market new products and, accordingly, could materially and adversely affect our business and operating results.

We must re-engineer our current platform and products to comply with environmental laws and regulations.

Our products are not currently in compliance with the “RoHS” (Reduction of certain Hazardous Substances) directive of the European Union which will require electronic components shipped into Europe after June 30, 2006 to be essentially lead-free. Various states and other countries are contemplating adopting this type of legislation and/or similar “WEEE” (Waste Electrical and Electronic Equipment) legislation designed to reduce the potential damage from hazardous substances contained in electronic components and parts. We will need to expend significant engineering resources to conform our existing products to this directive, as we believe noncompliant products will no longer be viable in some markets after June 30, 2006. In addition, we will continue to need significant engineering resources for sustaining-development work (bug fixes, needed upgrades for specific customer bids, etc.).

Increased costs associated with complying with these new environmental laws and regulations, when coupled with our existing cost structure and our limited resources, could delay development of next-generation products.

Because we will incur significant increased costs in complying the new environmental laws and regulations described above, in addition to our existing operating, sales, marketing and research and development and general and administrative expenses, and because we have limited resources, our development toward next-generation products could be delayed or defocused. Development toward next-generation products is a significant factor in our ability to compete in our industry on a going-forward basis, and if we do not successfully develop such next generation products, we may not be able to compete effectively in our markets in the future and our products may become outdated or even obsolete.

Delivery of real-time, broadcast-quality video via IP networks is a new market and subject to evolving standards.

Delivery of real-time, broadcast-quality video over IP networks is novel and evolving, and it is possible that communication service providers or their suppliers will adopt alternative architectures and technologies for delivering real-time, broadcast-quality video over IP networks or other types of networks that are incompatible with our current or future products. In addition to competing with video over IP vendors, we compete with existing or incumbent alternative technologies and architectures for transporting live broadcast video that have existed for many years such as satellite, circuit switched networks and ATM, and our customers may not be willing to move to using an IP network for transporting live video.

If we are unable to design, develop, manufacture and sell products that incorporate or are compatible with these new or existing architectures or technologies, our business could suffer. Moreover, our industry is rapidly adopting technical standards for transporting video over IP networks, and many customers appear to prefer standards-based or “open standards” products such as those operating the Pro-MPEG COP (Code of Practice). Our Vx8000, launched in April 2005, is our first product that is Pro-MPEG standards-based. This move towards offering standards-based products for transporting video over IP networks may result in increased competition, adversely affect our ability to offer differentiated products incorporating our proprietary technology, and cause negative impact to our gross profit margins.

Pricing pressure on our products has placed us at a competitive disadvantage.

We have experienced significant pricing pressure in some of the markets for our products, predominantly the cable market. Due to competitive factors, cable customers have been willing to pay only reduced amounts for our products. This has placed us at a competitive disadvantage with our competitors which have the financial strength to withstand pricing pressures. Most of our competitors in the cable market sell a broader array of products as a bundled solution to cable customers, and these competitors can offer substantial discounts to cable customers on products that compete directly with ours, sometimes even as loss leaders. If we are unable to regain larger margins on such products, we may be forced to exit certain market segments and our results of operations and profitability will be negatively affected.

Our quarterly financial results are likely to fluctuate significantly.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because our sales prospects are uncertain and our sales are made on a purchase order basis. In addition, we have not proven our ability to execute our business strategy with respect to establishing and expanding sales and distribution channels. Fluctuations may result from:

•	decreased spending on new products by our customers,

•	the timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors,

•	problems in our execution of key functions such as engineering, manufacturing, marketing and/or sales,

•	our ability to establish a productive sales force or partner with communication service providers or their suppliers,

•	demand and pricing of the products we offer,

•	purchases of our products by communication service providers in large, infrequent amounts consistent with past practice,

•	customer acceptance of the services our products enable,

•	interruption in the manufacturing or distribution of our products,

•	the willingness and ability of customers to conduct necessary trials and tests of our products prior to sale, and

•	general economic and market conditions, including war, acts of terrorism, and other conditions specific to the telecommunications industry.

As a result, we may experience significant, unanticipated or unexpectedly large quarterly losses.

The sales cycle for certain of our products is lengthy, which makes forecasting of our customer orders and revenues difficult.

The sales cycle for certain of our products is lengthy, often lasting six months to more than a year. Our customers generally conduct significant technical evaluations and trials of our products as well as competing products prior to making a purchasing decision, even in cases where they may have previously purchased our products for use in one region of their operations and later seek to deploy our products in another. In addition, purchasing decisions may also be delayed because of a customer’s internal budget approval processes. Because of the lengthy sales cycle and the size of customer orders, if orders forecasted for a specific customer for a particular period do not occur in that period, our revenues and operating results for that particular quarter could suffer. Moreover, a portion of our expenses related to an anticipated order is fixed and difficult to reduce or change, affecting results for a particular period.

The rate of market adoption of our technology is uncertain and we could experience long and unpredictable sales cycles.

Our products are based on new technology and, as a result, it is extremely difficult to predict the timing and rate of market adoption of our products or the rate of market adoption of applications enhanced by our products such as video-on-demand. Accordingly, we have limited visibility into when we might realize substantial revenue from product sales.

We are providing new and highly technical products and services to enable new applications. Thus, the duration of our sales efforts with prospective customers in all market segments is likely to be lengthy as we seek to educate them on the uses and benefits of our products. This sales cycle could be lengthened even further by potential delays related to product implementation as well as delays over which we have little or no control, including:

•	the length or total dollar amount of our prospective customers’ planned purchasing programs contemplating our products,

•	changes in prospective customers’ capital equipment budgets or purchasing priorities,

•	prospective customers’ internal acceptance reviews, and

•	the complexity of prospective customers’ technical needs.

These uncertainties, combined with many potential customers’ measured approaches to corporate spending on technology generally as well as new technologies such as ours, substantially complicate our planning and may reduce prospects for sales of our products. If our prospective customers curtail or eliminate their purchasing programs, decrease their budgets or reduce their purchasing priority, our results of operations could be adversely affected.

Our customer base is concentrated and the loss of one or more of our key customers would harm our business.

Historically, a significant majority of our sales have been to relatively few customers. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. Almost all of our sales are made on a purchase order basis, and none of our customers has entered into a long-term agreement requiring it to purchase our products. The loss of, or any reduction in orders from, a significant customer would harm our business.

The success of our business is dependent on establishing and expanding sales and distribution channels for our products.

Third-Party Collaborations. Although we intend to establish strategic relationships with leading suppliers, integrators and resellers to promote and distribute our products, we may not succeed. We may not be able to identify adequate partners, and even if identified, we may not be able to enter into agreements with these entities on commercially reasonable terms, or at all. To the extent that we enter into any such agreements with third parties, any revenues we receive from sales of our products in those markets will depend upon the efforts of such third parties, which in most instances will not be within our control. If we are unable to leverage effectively a partner to market our products more broadly than we can through our internal sales force, our business could be adversely affected.

Internal Sales Force. We have limited experience in marketing and selling our products. We intend to expand our direct and indirect sales force and independent channel partners domestically and internationally for the promotion of our product lines and other future products to suppliers and communication service providers of all kinds. Competition for quality sales and marketing personnel and channel partners is intense. In addition, new employees, particularly new sales and marketing employees, will require training and education concerning our products and will also increase our operating expenses. There can be no assurance that we will be successful in attracting or retaining qualified sales and marketing personnel and partners. As a result, there can be no assurance that the sales force we are able to build will be of a sufficient size or quality to effectively market our products.

We may not be able to profit from growth if we are unable to manage the growth effectively.

We anticipate that we will need to grow in the future. This anticipated growth will place strain on our managerial, financial and personnel resources. The pace of our anticipated expansion, together with the complexity of the technology involved in our products and the level of expertise and technological sophistication incorporated into the provision of our design, engineering, implementation and support services, demands an unusual amount of focus on the operational needs of our future customers for quality and reliability, as well as timely delivery and post-installation and post-consultation field and remote support. In addition, new customers, especially customers that purchase novel and technologically sophisticated products such as ours, generally require significant engineering support. Therefore, adoption of our platforms and products by customers would increase the strain on our resources.

To reach our goals, we may need to hire rapidly, while at the same time investing in our infrastructure. We expect that we will also have to expand our facilities. In addition, we will need to successfully train, motivate and manage new employees; expand our sales and support organization; integrate new management and employees into our overall operations; and establish improved financial and accounting systems. Indeed, even without consideration of future needs imposed by any future growth of our business, we need to upgrade several of these areas even to support our present levels of business.

We may not succeed in anticipating all of the changing demands that growth would impose on our systems, procedures and structure. If we fail to effectively manage our expansion, if any, our business may suffer.

We will depend on broadcasting, cable and satellite industry spending for a substantial portion of our revenue and any decrease or delay in spending in these industries would negatively impact our resources, operating results and financial condition.

Demand for our products will depend on the magnitude and timing of spending by cable television operators, broadcasters, satellite operators and carriers for adopting new products for installation with their networks.

Spending by customers in these sectors is dependent on a variety of factors, including:

•	overall demand for communication services and the acceptance of new video, voice and data services,

•	annual budget cycles,

•	the status of federal, local and foreign government regulation of telecommunications and television broadcasting,

•	access to financing,

•	evolving industry standards and network architectures,

•	competitive pressures,

•	discretionary customer spending patterns, and

•	general economic conditions.

We believe that the capital markets’ more measured approach to providing financing for emerging and even established telecommunications companies, since the bull market that ended in 2000, has reduced access to funding for potential and existing customers causing delays in the timing and scale of deployments of our equipment, as well as the postponement of certain projects by our customers. The timing of deployment of our equipment can be subject to a number of other risks, including the availability of skilled engineering and technical personnel.

Product quality problems may negatively affect our revenues and results from operations, as well as disrupt our research and development efforts.

We produce highly complex products that incorporate leading edge technology including hardware, software and embedded firmware. In addition to problems relating to the physical quality of manufacturing, our software and other technology may contain “bugs” that can prevent our products from performing as intended. There can be no assurance that our pre-shipment testing programs will be adequate to detect all defects either in individual products or which could affect numerous shipments that, in turn, could create customer dissatisfaction, reduce sales opportunities, or affect gross margins if the cost of remedying the problems exceed our reserves established for this purpose. Our inability to cure a product defect may result in the failure of a product line, serious damage to our reputation, and increased engineering and product re-engineering costs that individually or collectively would have a material adverse impact on our revenues and operating results.

We rely on several key suppliers of components, sub-assemblies and modules that we use to manufacture our products, and we are subject to manufacturing and product supply chain risks.

We purchase components, sub-assemblies and modules from a limited number of vendors and suppliers that we use to manufacture and test our products. Our reliance on these vendors and suppliers involves several risks including, but not limited to, the inability to purchase or obtain delivery of adequate supplies of such components, sub-assemblies or modules, increases in the prices of such items, quality, and overall reliability of our vendors and suppliers. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. Some of the materials used to produce our products are purchased from foreign suppliers. We do not generally maintain long-term agreements with any of our vendors or suppliers. Thus we may thus be unable to procure necessary components, sub-assemblies or modules in time to manufacture and ship our products, thereby harming our business.

We operate under an agreement with a leading parts vendor to provide turnkey outsourced manufacturing services. To reduce manufacturing lead times and to ensure adequate component supply, we have instructed our vendor to procure inventory based on criteria and forecasts as defined by us. If we fail to anticipate customer demand properly, an oversupply of parts, obsolete components or finished goods could result, thereby adversely affecting our gross margins and results of operations.

We may also be subject to disruptions in our manufacturing and product-testing operations that could have a material adverse affect on our operating results.

We may not be able to hire and assimilate key employees.

Our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. Significant competition exists for employees in our industry and in our geographic region. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to assimilate successfully these employees or hire qualified personnel to replace them. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives such as timely and effective product introductions.

Changes in the mix of product sales, product distribution model or customer base could negatively impact our sales and margins.

We may encounter a shift in the mix of the various products that we sell – products that have varying selling prices based in part on the type of product sold, competitive conditions in the particular market into which the product is sold, applicable sales discounts, licensed product feature sets, whether we sell our products as an OEM, and whether the sale is a direct sale or an indirect channel sale through our VARs and resellers. Any change in any of these variables could result in a material adverse impact on our gross sales, gross margins and operating results.

We may be unable to obtain full patent protection for our core technology and there is a risk of infringement.

Since 2001, we have submitted several patent applications and provisional patent applications on topics surrounding our core technologies to supplement our existing patent portfolio. There can be no assurance that these or other patents will be issued to us, or, if additional patents are issued, that they or our three existing patents will be broad enough to prevent significant competition or that third parties will not infringe upon or design around such patents to develop competing products. There is no assurance that these or any future patent applications will be granted, or if granted, that they will not be challenged, invalidated or circumvented.

In addition to seeking patent protection for our products, we intend to rely upon a combination of trade secret, copyright and trademark laws and contractual provisions to protect our proprietary rights in our products.

There has been a trend toward litigation regarding patent and other intellectual property rights in the telecommunications industry. Although there are currently no lawsuits pending against us regarding possible infringement claims, there can be no assurance such claims will not be asserted in the future or that such assertions will not materially adversely affect our business, financial conditions and results of operations. Any such suit, whether or not it has merit, would be costly to us in terms of employee time and defense costs and could materially adversely affect our business.

If an infringement or misappropriation claim is successfully asserted against us, we may need to obtain a license from the claimant to use the intellectual property rights. There can be no assurance that such a license will be available on reasonable terms if at all.

We are subject to local, state and federal regulation.

Legislation affecting us (or the markets in which we compete) could adversely impact our ability to implement our business plan on a going-forward basis. The telecommunications industry in which we operate is heavily regulated and these regulations are subject to frequent change. Future changes in local, state, federal or foreign regulations and legislation pertaining to the telecommunications field may adversely affect prospective purchasers of telecommunications equipment, which in turn would adversely affect our business.

The market price of our common stock could be volatile and your investment could suffer a decline in value.

The market prices for our common stock is likely to be volatile and could be susceptible to wide price fluctuations due to a number of internal and external factors, many of which are beyond our control, including:

•	quarterly variations in operating results and overall financial condition,

•	announcements of debt or equity financings,

•	issuances of new securities to outstanding security holders or pro-holder modifications of outstanding securities, in order to procure necessary consents to future financings,

•	economic and political developments affecting technology spending generally and adoption of new technologies and products such as ours,

•	customer demand or acceptance of our products and solutions,

•	short-selling programs,

•	stock selling by persons to whom we sold securities in one or more private placements at below-market prices,

•	changes in IT spending patterns and the rate of consumer acceptance of video-on-demand,

•	product sales progress, both positive and negative,

•	the stock market’s perception of the telecommunications equipment industry as a whole,

•	technological innovations by others,

•	cost or availability of components, sub-assemblies and modules used in our products,

•	the introduction of new products or changes in product pricing policies by us or our competitors,

•	proprietary rights disputes or litigation,

•	other litigation,

•	initiation of or changes in earnings estimates by analysts,

•	additions or departures of key personnel, and

•	sales of substantial numbers of shares of our common stock or securities convertible into or exercisable for our common stock.

In addition, stock prices for many technology companies, especially early-stage companies such as ours, fluctuate widely for reasons that may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as interest rate increases, recessions or military or political conflicts, may materially and adversely affect the market price of our common stock, thereby causing you to lose some or all of your investment.

In addition, if the average daily trading volume in our common stock is low, the resulting illiquidity could magnify the effect of any of the above factors on our stock price.

Newly adopted accounting regulations requiring companies to expense stock options will result in a decrease in our earnings, or an increase in our losses, and our stock price may decline.

The Financial Accounting Standards Board recently adopted an accounting standard that eliminates the ability to account for share-based compensation transactions using the intrinsic method that we used through 2005. FAS No. 123R generally requires for us that, beginning in 2006, such transactions be accounted for using a fair-value-based method and recognized as an expense in our consolidated statement of operations. We have expensed stock options vested after December 31, 2005, recorded stock-based compensation amounting to $189,000 for the three months ended March 31, 2006. Through 2005, we generally only disclosed such expenses on a pro forma basis in the notes to our consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The stock options and bonus stock we offer to our employees, non-employee directors, consultants and advisors could result in ongoing dilution to all stockholders.

We maintain three equity compensation plans: (i) the 2000 Stock Option/Stock Issuance Plan (the “2000 Plan”), pursuant to which we may issue an aggregate of 710,000 options and shares of common stock to employees, officers, directors, consultants and advisors, (ii) the 2001 Employee Stock Purchase Plan (the “Purchase Plan”), pursuant to which our employees are provided the opportunity to purchase our stock through payroll deductions, and (iii) the 2004 Equity Incentive Plan (the “2004 Plan”), pursuant to which we may issue a total of 900,000 options and shares of common stock to employees, officers, directors, consultants and advisors. As of March 31, 2006, 475,000 shares of stock had been granted directly to current and former executives of the Company and there were options outstanding to purchase 53,905 shares of common stock under our 2000 Plan; 579,845 shares of common stock remained available for issuance under the 2000 Plan. A maximum of 41,667 shares of common stock have been authorized for issuance under the Purchase Plan. As of March 31, 2006, there were options outstanding to purchase 433,249 shares of common stock and 318,000 shares of stock had been granted directly to current executives of the Company under our 2004 Plan; 175,001 shares of common stock remained available for issuance under the 2004 Plan.

In addition, as of March 31, 2006, there were 131,999 shares of common stock subject to outstanding options granted other than under the 2004 Plan, the 2000 Plan or the Purchase Plan. 16,999 of these non-plan options were granted in prior years to various employees, directors, consultants and advisors before the creation of any stock option plan and 115,000 were granted as inducement stock options to Thomas Tullie, our new CEO, in 2005.

We plan to continue to provide our employees opportunities to participate in the Purchase Plan. We also plan to issue options to purchase sizable numbers of shares of common stock to new and existing employees, officers, directors, advisors, consultants or other individuals as we deem appropriate and in our best interests. This could result in substantial dilution to all stockholders and increased control by management.

The conversion or exercise, as applicable, of our outstanding convertible preferred stock, secured convertible term note and warrants could result in significant ongoing dilution to all stockholders.

As of March 31, 2006, there were outstanding warrants to purchase up to 4,353,921 shares of our common stock with a weighted average exercise price of $5.18 per share. The weighted average remaining life for all of the outstanding warrants as of March 31, 2006 was 3.02 years from March 31, 2006. In addition, in April 2006 we issued 662,251 warrants to Laurus Master Fund, Ltd. in connection with the revolving line of credit transaction. In addition, at March 31, 2006, there were 814,998 shares of “Series A” 7% Convertible Preferred Stock and 746,157 shares of Series B 7% Convertible Preferred Stock outstanding. These shares are convertible into shares of common stock. Also, we issued a secured convertible term note in the principal amount of $2,100,000 in December 2005. This note is convertible into shares of our common stock, and we are required in certain circumstances to make scheduled principal and interest payments in shares of our common stock rather than in cash.

The issuance of any shares of our common stock pursuant to the conversion or exercise of the above securities could significantly dilute your ownership in the Company, and the sale of such shares of common stock in the market could cause the market price of our common stock to decline as a result of the increased supply of shares, which could in turn cause you to lose a portion of your investment. The significant downward pressure on the market price of our common stock that would result from the sale of a significant amount of such shares of common stock could also encourage “short sales” by holders of our securities or others. These “short sales” occur when an investor commits to sell a security that he or she does not own at the time such commitment is made, but that the investor hopes to buy in earnest at a lower price in the future before he or she must deliver the security to the counterparty on the original sale. Investors typically engage in short selling when they believe that the price of the underlying security will decline before the time of settlement. In the event of a significant increase in short selling of our common stock, other investors may interpret such increase as a sign that the market price of our common stock will decline, causing further downward pressure on the market price.

Laurus is contractually prevented (subject to default by us or waiver by the holder upon 75 days’ notice to us) from converting its secured convertible term note and/or exercising its warrants if such conversion or exercise would result in such holder owning more than 4.99% of our issued and outstanding shares of common stock. Laurus is also further prevented from owning more than 19.99% of our issued and outstanding common stock under any circumstances. Laurus could, however, effectively avoid these limitations by selling some of the shares of common stock that it acquires upon partial conversion of the secured convertible term note or partial exercise of the warrants and then receiving additional shares upon further conversion of the note or further exercise of the warrants. In this way, Laurus could sell more shares of our common stock than these contractual limits while never holding more than such limits. The issuance of such shares of common stock could result in significant ongoing dilution to all stockholders.

The principal and interest payable on the Laurus secured convertible term note is convertible into shares of our common stock, and under certain circumstances this conversion is mandated. The number of shares of our common stock that are issuable upon conversion of the note is equal to the aggregate amount of the principal, interest and fees then due and payable with respect to the note divided by the fixed conversion price then in effect. The fixed conversion price is subject to potential future adjustment, which would result in the note becoming convertible into a greater or lesser number of shares of our common stock.

Our common stock is subject to the rights and preferences of our mandatorily-redeemable convertible preferred stock.

In January and February 2005, we issued 864,229 shares of 7% Convertible Preferred Stock in a Series A private placement. These shares had an aggregate original liquidation preference of $2,808,750 above the common stock, have an aggregate cumulative dividend of approximately $200,000 per year, must be redeemable in four years, and are convertible into common stock (with favorable anti-dilution adjustments if we issue stock below fair market value). Also, without approval of a majority of the 7% Convertible Preferred Stock, we cannot repurchase or redeem common stock (except pursuant to repurchase agreements with service providers) or borrow money or issue debt securities other than in a strategic transaction, in connection with an acquisition of another entity, or pursuant to an independent-directors-approved commercial borrowing, secured lending or lease financing transaction.

In the second quarter of 2005, we issued 792,306 shares of Series B 7% Convertible Preferred Stock, with rights and preferences substantially similar to those of Series A.

As of May 15, 2006, there remain outstanding 814,998 shares of 7% Convertible Preferred Stock and 731,157 shares of Series B 7% Convertible Preferred Stock.

The agreements governing our outstanding secured convertible term note and secured non-convertible revolving note contain various covenants which may limit our ability to operate our business.

The agreements governing our outstanding secured convertible term note and secured non-convertible revolving note contain various provisions that limit our ability to, among other things: declare or pay dividends on our common stock, issue mandatorily redeemable preferred stock, redeem any preferred stock, effect certain mergers or other corporate transactions, materially alter or change the scope of our business, sell or lease assets, or create or incur additional indebtedness. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities, any of which could have a material adverse impact on our business. Also, upon our failure to comply with any of the covenants contained in the agreements governing the secured convertible term note and secured non-convertible revolving note, the holder thereof may accelerate the indebtedness outstanding thereunder, and we may not have sufficient funds available to make the required payments.

We do not intend to pay cash dividends.

We have never paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. In evaluating our business, prospective investors should carefully consider these factors in addition to the other information set forth in this prospectus and incorporated herein by reference.

USE OF PROCEEDS

The selling security holder identified below will receive all of the proceeds from the sale of the shares offered by this prospectus and we will receive no proceeds from this offering although we might receive cash upon any exercise of the warrants for cash by the selling security holder. We intend to use any cash we receive from the exercise of the warrants for sales and marketing expenses, product development efforts, and general corporate purposes.

SELLING SECURITY HOLDER

The following table sets forth the name of the selling security holder, the number of shares of common stock beneficially owned by the selling security holder immediately before the date of this prospectus, the number of shares that may be offered pursuant to this prospectus, and the number of shares of common stock that will be beneficially owned by the selling security holder after the offering is completed. This information is based upon information provided to us by the selling security holder with respect to itself only. For purposes of this table, beneficial ownership is determined in accordance with Securities and Exchange Commission rules, and includes voting power and investment power with respect to shares. Under these rules, shares issuable upon exercise of currently exercisable warrants are considered outstanding for purposes of calculating the percentage owned by a person, but not for purposes of calculating the percentage owned by any other person. The percentage of shares held before this offering is based on a total of 7,515,294 shares of common stock outstanding as of May 5, 2006. The calculation of shares beneficially owned after the offering assumes the acquisition and subsequent resale of all shares registered hereby.

	Securities Beneficially Owned Prior to Offering						Beneficial Ownership After Offering
	Shares Underlying Warrants	Shares Underlying Convertible Notes and other Warrants	Total	Percent		Number of Shares Being Registered
Selling Security Holder							Total	Percent
Laurus Master Fund, Ltd. (1)	662,251	1,025,189	1,687,440	4.99	%(2)	662,251	1,025,189	4.99	%(2)
Total	662,251	1,025,189	1,687,440	4.99	%(2)	662,251	1,025,189	4.99	%(2)

(1)	The following natural persons may be deemed to exercise voting power and dispositive power with respect to the securities offered by Laurus Master Fund, Ltd.: David Grin and Eugene Grin, who are the controlling principals of Laurus Capital Management, LLC, which manages Laurus.
(2)

Despite the other numbers in this row, the number of shares of Common Stock into which the securities owned by Laurus are exercisable or convertible (as applicable) is in fact limited to 4.99% of our issued and outstanding Common Stock (on the assumption that Laurus does not beneficially own any other shares of common stock) by “blocker” provisions included within the warrants, the secured convertible term note and the related warrants. Laurus may, however, unilaterally waive such “blocker” provisions upon 75 days’ prior written notice to us, and such provision shall automatically become null and void upon the occurrence and/or continuance of an event of default; provided that at no time may the number of shares of common stock beneficially owned by Laurus exceed 19.99% of our issued and outstanding shares of common stock.

The warrants reflected in the second column of the table above were acquired by the selling security holder in connection with the closing of a private placement pursuant to a Security Agreement dated April 25, 2006. Pursuant to such Security Agreement, we issued to the selling security holder (i) a secured non-convertible revolving note in the principal amount of up to $1,000,000, which matures in 24 months, has a variable interest rate of 200 basis points above prime, and requires monthly payments of accrued interest beginning May 1, 2006, and (ii) the warrants to purchase 662,251 shares of common stock reflected in the second column of the table above, which warrants have an exercise price of $1.51 per share. All funds paid or to be paid by the selling security holder to us with respect to the issuance and sale of our securities have been irrevocably released to us from all escrow arrangements created in connection with such issuance and sale. Funds were released to us from such escrow arrangements on April 25, 2006.

Laurus previously acquired 20,833 five-year common stock purchase warrants of the Company, with an exercise price of $5.10 per share, in May 2002, acquired 12,500 seven-year common stock purchase warrants of the Company, with an exercise price of $5.10 per share, in November 2002, and acquired 12,500 five-year common stock purchase warrants of the Company, with an exercise price of $6.78 per share in February 2003; and, prior to April 2006, had no relationship with us during the three years preceding April 2006 other than as a holder of such warrants, as the holder of previously-issued convertible debentures (the outstanding principal balance of which was converted into common stock in 2003), as the purchaser and holder of the convertible term note and warrants described in the following paragraph, and as the provider of a previous $1,000,000 revolving line of credit. The previous revolving line of credit was established on February 14, 2003 and expired by its terms on February 18, 2006. We borrowed a total of $500,000 under such previous revolving line of credit but repaid it in 2003 and never again borrowed any money under the previous revolving line of credit.

On December 6, 2005, we entered into a Securities Purchase Agreement pursuant to which we issued to Laurus (i) a secured convertible term note in the principal amount of $2,100,000, which note is convertible into shares of our Common Stock at a fixed conversion price of $2.6316 per share (subject to possible future antidilution adjustment provisions) and (ii) 181,362 common stock purchase warrants related to the secured convertible term note, which warrants have an exercise price of $2.89 per share.

PLAN OF DISTRIBUTION

We are registering the shares of common stock for resale on behalf of the selling security holder. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in private transactions and transactions otherwise than on these exchanges or in the over-the-counter market,

•	in connection with short sales of the shares made after the date of this prospectus,

•	by pledge to secure or in payment of debt and other obligations,

•	through the writing of options, whether the options are listed on an options exchange or otherwise,

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options, or

•	through a combination of any of the above transactions.

The selling security holder and its successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling security holder to register the common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling security holder and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred in connection with registering the common stock for resale by the selling security holder. The selling security holder, however, will pay all of the underwriting and brokerage commissions and discounts (if any) incident to the offering and sale of its common stock.

The selling security holder has been advised, and has acknowledged to us, that the Securities and Exchange Commission currently takes the position that coverage of short sales of shares of our common stock “against the box” made before the effective date of the registration statement of which this prospectus is a part with any security covered by this prospectus is a violation of Section 5 of the Securities Act, as set forth in Item 65, Section 5 under Section A of the Manual of Publicly Available Telephone Interpretations, dated June 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance. Accordingly, the selling security holder has agreed (on behalf of itself or any person over which it has direct control) not to use any of the securities covered by this prospectus to cover any short sales, hedging or similar transactions with the same economic effect as a short sale, made prior to the effective date of the registration statement.

LEGAL MATTERS

The legality of the issuance of the common stock being offered hereby is being passed upon for us by Heller Ehrman LLP, San Diego, California.

EXPERTS

Swenson Advisors, LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Swenson Advisors, LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information in this prospectus and other information that we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. The following documents previously filed by us with the Securities and Exchange Commission pursuant to the Exchange Act are hereby incorporated by reference in this prospectus and made a part hereof:

(1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed March 23, 2006,

(2) Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, as filed April 10, 2006,

(3) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, as filed May 15, 2006,

(4) Our Current Reports on Form 8-K, as filed on February 16, February 24, March 22, April 20, May 1, May 8 and May 17, 2006, and as may be filed thereafter before the effective date of the registration statement of which this prospectus is a part, and

(5) The description of our common stock contained in our Registration Statement on Form SB-2, as filed on May 29, 2003, and amended June 12, June 13, June 16, July 25, July 29 and July 30, 2003.

All other documents we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Path 1 Network Technologies Inc., 6215 Ferris Square, Suite 140, San Diego, California 92121, Attn: Chief Financial Officer, telephone (858) 450-4220. We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov, as well as at our website at www.path1.com. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission’s Public Reference Room.